April 4, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Road Marshall, Inc.

Form S-1/A

Filed March 8, 2016

File No. 333-208472

To the men and women of the SEC:

On behalf of Road Marshall, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 24, 2016 addressed to Mr. Engchoon Peh, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on March 8, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Directors and Executive Officers and Corporate Governance, page 23

1. Please revise the biographical information for executive officers other than Mr. Guojin Bai to describe the principal businesses of the corporations for which they work. Also, please revise the biographical information for each of your directors to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a director for your company. Refer to Item 401(e) of Regulation S-K.

COMPANY RESPONSE

All of the biographies, with the exception of Mr. Guojin Bai, have been amended appropriately.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 4, 2016

/s/ Engchoon Peh

Engchoon Peh

Chief Executive Officer